Exhibit 99.1

Press release Brussels / 11 October 2019 / 7.30 CET

Anheuser-Busch InBev Announces Redemption

of USD 725 Million

Brussels, 11 October 2019 -- Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that its wholly-owned subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) is exercising its option to redeem the outstanding principal amount indicated in the table below of the following series of notes on 12 November 2019 (the “Redemption Date”):

Issuer	Aggregate Principal Amount Outstanding	Aggregate Principal Amount to be Redeemed	Title of Series of Notes	ISIN

ABIWW	USD 1,179,047,000(1)	USD 725,000,000(2)	2.500% Notes due 2022 (the “Notes”)	US03523TBP21

(1) As announced on September 30, 2019, ABIWW has previously delivered another notice to redeem USD 525,000,000 aggregate principal amount of the Notes. Upon completion of both redemptions, the outstanding aggregate principal amount of the Notes will be USD 454,047,000.

(2) ABIWW is electing to partially redeem the Notes.

USD 725,000,000 aggregate principal amount of the Notes will be redeemed on the Redemption Date at a make-whole redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed; and (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points; plus, in each case described above, accrued and unpaid interest on the principal amount being redeemed to (but excluding) such Redemption Date (the “Redemption Price”). The Treasury Rate will be calculated on the third Business Day preceding the Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of 16 October 2009, by and among ABIWW, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Base Indenture”), the Twenty-Seventh Supplemental Indenture thereto, dated as of 16 July 2012 (the “Twenty-Seventh Supplemental Indenture”), and the terms of the Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the Base Indenture, the Twenty-Seventh Supplemental Indenture and the terms of the Notes, as applicable.

ab-inbev.com

Press release Brussels / 11 October 2019 / 7.30 CET

As announced on September 30, 2019, the Company has previously delivered another notice to redeem USD 525,000,000 aggregate principal amount of the Notes. Upon completion of both redemptions, the outstanding aggregate principal amount of the Notes will be USD 454,047,000.

On the Redemption Date, (i) USD 454,047,000 principal amount of the Notes will remain outstanding, (ii) the Redemption Price will become due and payable on the Notes, as applicable, and, (iii) unless ABIWW defaults in making payment of the Redemption Price, interest on the Notes called for redemption shall cease to accrue on and after the Redemption Date.

The trustee is transmitting to registered holders of the Notes the notices of redemption containing information required by the Base Indenture, the Twenty-Seventh Supplemental Indenture and the terms of the Notes, as applicable. For the redemption price of the Notes, please contact Shannon Matthews at BNY Mellon (shannon.matthews@bnymellon.com).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 284 0158
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariusz Jamka	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 608
E-mail: mariusz.jamka@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

Fixed Income Investors

Daniel Strothe

Tel: +1-646-746-9667

E-mail: daniel.strothe@ab-inbev.com

ab-inbev.com

Press release Brussels / 11 October 2019 / 7.30 CET

Suma Prasad

Tel: +1-212-503-2887

E-mail: suma.prasad@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2019. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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